July 6, 2011

Craig Faggen, Chief Executive Officer
Triton Pacific Investment Corp.
10877 Wilshire Boulevard, 12th Floor
Los Angeles, California 90024

      Re: Triton Pacific Investment Corporation, Inc.
             File Nos. 333-174873 and 814-908

Dear Mr. Faggen:

We have reviewed the registration statement on Form N-2 for Triton Pacific Investment Corporation, Inc. ("Fund") filed with the Commission on June 14, 2011 to register shares of its common stock. We have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement.

Prospectus

Cover

Please clarify that an investment in the Fund is highly speculative and presents a heightened risk of total loss of investment; and make prominent the disclosure that the Fund is subject to special risks. Also, provide a cross-reference to disclosure in the prospectus of the risk factors that make the offering speculative or one of high risk. *See* Item 1.1.j. of Form N-2.

Please render in bold type the paragraph beginning "We do not intend to list our shares . . ." Please change "you *may* receive less than your purchase price" to "you *will likely* receive less than your purchase price." After the disclosure describing the Fund's liquidity event plans, please add disclosure to the following effect: "Accordingly, you may be unable to sell your shares and receive the proceeds at least until 2018." Please place the same statement, also in bold type, immediately above the signature line on the subscription agreement form.

Please explain the function of your "Dealer Manager." Please explain to us why it is not an underwriter, or principal underwriter. What is the Dealer Manager Fee? If it is a sales load, delete this line item, and include the expense in the sales load line item of the pricing table. Please add disclosure to the effect that, for every $100 tendered by shareholders, only $86 will be invested in shares.

Please change the second line item of the pricing table from "Selling Commissions" to "sales load," and include all components required by Item 1.1.g.3. of Form N-2.

Does the $6,000,000 amount referenced in footnote 2 to the pricing table include all expenses of issuance and distribution? If not, please include in note 2 to the pricing table all information required by Item 1.1.g.6. of Form N-2. Please clarify that the common shareholders will pay the expenses referenced in the pricing table, including those set forth in footnote 2.

Since this is to be a "best efforts" offering, please include all "best efforts" disclosure required by Item 1.1.g.5. of Form N-2. Please advise the staff why the Fund has chosen to make a "best efforts" offering. What experience does the Dealer Manager have in conducting such offerings?
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Please make prominent the disclosure that the Fund's stock has no history of public trading; also disclose the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering. *See* Item 1.1.i. of Form N-2.

Will purchasers in the initial public offering be subject to dilution? If so, please disclose the risk of dilution on the front cover page together with a citation to the discussions of dilution risk in the body of the prospectus.

Prospectus Summary (p. 1)

Our Investment Objectives and Policies (p.1)

Please summarize in this section how the Fund will identify the entities in which it will invest and determine when to sell such investments.

Disclosure in this section indicates the Fund will "have a well-diversified portfolio." Since the Fund is non-diversified, please use alternate language to avoid confusion.

Regarding statements contained in the last paragraph of page 2, please clarify what will happen in the event the Fund leverages to 50% and the value of its securities declines.

Business Strategy and Competitive Advantage (p. 4)

Please explain the meaning of the term "basic industries" as used in this section.

Suitability Standards (p. 6)

The disclosure in the second sentence of the first paragraph of this section does not adequately describe the relative inability of shareholders to liquidate their shares. Please make the disclosure consistent with that suggested for the cover page.

Estimated Use of Proceeds (p. 7)

Please delete "Estimated" from the heading for this section.

Please disclose in this section that the Fund will have significant flexibility in investing the proceeds of the offering and may use the proceeds in ways with which investors may not agree or for purposes other than those contemplated at the time of the offering.

Please describe the reasons for and consequences of the Fund's anticipated delay in investing substantially all of the proceeds of the offering in investments that are consistent with the Fund's investment objective. *See* Instruction to Item 7.2 and Guide 1 to Form N-2. Please clarify that the Fund will not achieve its investment objective and can be expected to have lower returns while the proceeds of the offering are invested in short-term securities. Please reconcile the disclosure in this section, to the effect that the offering proceeds will be substantially invested within several months, with disclosure elsewhere that this will be a two year long continuous offering. Also, please explain to the staff why the Fund has styled this as a "two year long continuous offering."

The table in this section indicates offering expenses of 2%, while the fee table indicates 4%; please correct this inconsistency.

Liquidity Strategy (p. 7)

Please explain the disclosure to the effect that Fund shareholders will not be "subjected to the daily price volatility associated with the public markets." There will be no volatility because there will be no price. How does this benefit shareholders who will not be able to sell their shares?

Conflicts of Interest (p. 9)

Will the Fund participate in investment opportunities with other affiliates of the Adviser? If so, please say so explicitly. Do the Fund and Adviser have conflicts of interest policies to deal with such situations? If so, please disclose the policies. Please clarify that there is no guarantee that the SEC will grant the Fund's exemptive relief requests.

Risk Factors (p. 10)

Please include disclosure of the risks of investing in below-investment grade debt, small-cap companies and private companies, including heightened risk of default.

Please clarify that common shareholders will pay the increased advisory fees resulting from the Fund's use of leverage. If the Fund will leverage through issuance of preferred shares, please disclose the risks to common shareholders associated with issuance of preferred shares. Also, if the Fund will leverage within 12 months of effectiveness of the registration statement, please provide the disclosure required by Item 8.3.b. of Form N-2, including the tabular disclosure set forth in Item 8.3.b.(3).

If the Fund will invest a material amount of its assets in foreign securities, please summarize the strategy in the appropriate section of the summary, and summarize the attendant risks in this section.

Please summarize the risks of dilution.

Please summarize the risks attendant with the Fund's non-diversified status.

Please disclose the Dealer Manager's lack of experience selling shares of BDCs.

Please summarize the risks of a failure to invest proceeds of the offering in a timely manner.

Please summarize the disclosure, set forth in the main body of risk disclosure, to the effect that the Fund established the offering price on an arbitrary basis.

Disclosure elsewhere indicates the Fund will invest in OID and PIK securities. To what extent will the Fund do this? If the Fund will make material investments in such securities, please provide appropriate summary disclosure. Please disclose where appropriate, how the Fund will value its OID investments.

Please provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize the risks, if material, in this section. Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (*i.e.*, any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans' LTV at a compounding rate.; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Does the Fund intend to create a wholly-owned subsidiary for the purpose of securitizing the Fund's loan portfolio within 12 months of effectiveness of the registrations statement? If so, please disclose this in the Summary and main body of the prospectus; also disclose the principal risks associated with this activity. Disclose the percentage of the Fund's assets to be invested in the subsidiary and material information about the subsidiary's operations, including the special risks of investing in a portfolio of small and developing or financially troubled businesses.

What are the Adviser's policies for resolving conflicts of interest?

Fees and Expenses (p. 14)

Please show all figures to the one-hundredth of a percent (basis point). *See* Instruction 3 to Item 3.1 of Form N-2.

Please place the Acquired Fund Fees and Expenses line item below the Other Expenses line item and above the Total Expenses line item. The table states that Acquired Fund Fees and Expenses will be 0.0%. This could allow for a figure below 10 basis points to be shown as 0.0%. Is the figure below ten basis points, one basis point or is it zero? If it is zero - which the footnote suggests that it is, the line item is unnecessary and should be removed. If it is less than 1 basis point, it can be included in other expenses - and the line item can and should be removed. *See* instruction 10.a to item 3.1 of Form N-2. If it is only below 10 basis points, the table should show the figures to the basis point - which would reflect an actual figure rather than 0% for this line.

Does the text of footnote 1 relate to the fee table, the example or both?

Regarding footnote 2, it appears that the Dealer Manager will, in essence, be borrowing from the Fund, by accepting advances of $25,000 per month, regardless of whether the money is earned, with no obligation to return what is unearned. As the Dealer Manager appears to be a principal underwriter and an affiliate of the Adviser, how is this consistent with Section 57(a) (3) under the Investment Company Act of 1940? Also, please explain why disclosure about this matter should not appear in the pricing table on the cover of the registration statement. *See* Instruction 3 to Item 1.1.g. of Form N-2.

Regarding footnote 3, what due diligence expenses would the Fund incur in connection with the offering of its own securities?

Replace the word "expenses" with "fees" in the line item "Distribution reinvestment plan expenses." *See* Item 3 of Form N-2. Also, please disclose the amount of the expense in the line item. Delete footnote 4 to the fee table.

Does the Fund intend to leverage through borrowing or issuance of preferred shares within the 12 months following effectiveness of the registration statement? If so, in footnote 5 to the fee table, please increase the base management fee figure to reflect the use of leverage disclosed in footnotes 1 and 7. Please explain that the base management fee shown in the fee table is higher than the contractual rate, owing to the use of leverage by the Fund. Please explain the same point with respect to incentive fees.

In the narrative paragraph preceding the example, please replace the phrase "a selling commission of 7.0% and a Dealer Manager Fee of 3.0%" with "a sales load of 10%."

Were the figures contained in the example calculated assuming the return on investment derived solely from income? If so, in the paragraph of narrative disclosure following the example, please state what the figures would have been if the returns were derived entirely from capital gains.

Compensation of Our Dealer Manager and Investment Adviser (p. 16)

Footnote 2 to the table in this section indicates that the Fund will advance money to the Dealer Manager for the first 24 months of the offering "*as advisory fees to be credited against the portion of the dealer manager fees . . .*" How do such fees constitute "advisory fees"? Will they be paid pursuant to a Section 15 investment advisory contract? Why is the fee not refundable even if unearned?

Disclosure indicates payment of the base management fee to the Adviser may be deferred. How will the Fund account for this?

The disclosure contained in the first paragraph under the heading "*Other Expenses*" is incomprehensible; please revise it.

Risk Factors (p. 19)

Disclosure indicates the Fund will not commence operation until it raises "sufficient assets." What will constitute "sufficient assets"? Please include appropriate disclosure in the Summary. Will the Fund have a subscription period? Will the moneys be held in escrow pending commencement of operations?

Disclosure in this section and elsewhere indicates the Fund's board will determine fair value of the Fund's investments, rather than the Adviser acting pursuant to delegated authority. Is this accurate? If not, please make appropriate revisions to the disclosure, including any conflict of interest issues implicated by the arrangement.

What percentage of the Fund's assets will be invested in non-qualifying assets? Please disclose in an appropriate location, the strategies the Fund will employ with respect to these securities, as well as attendant risks.

Please provide complete disclosure of the Fund's hedging strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary. Will the Fund invest in derivatives? If so, please revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Our Adviser has no prior experience . . .

This section focuses on Investment Company Act regulation of business development companies. Please revise the disclosure to focus on the risks that flow from the Adviser's lack of experience.

The incentive fee we pay to our Adviser may be effectively greater than 20%

Please explain to us what circumstances would cause this to occur.

Discussion of the Company's Expected Operating Plans (p. 41)

Characteristics of and Risks Related to Investments in Private Companies (p. 42)

Please move the risk disclosure in this section to the risk disclosure section of the registration statement, and summarize it in the summary.

Financial Condition, Liquidity and Capital Resources (p. 43)

What are the "fees" referenced in the first sentence of the first paragraph of this section?

Investment Objectives and Policies (p. 49)

The table on page 54 contains too much jargon and several undefined acronyms, and is confusing. Please delete the table or render it in plain English

Management (p. 58)

Please provide the Board of Directors disclosure in this section in the tabular format set forth in Item 18.1 of Form N-2. Please ensure that all disclosure required by the recent amendments to Item 18 is included in this section, *e.g*., leadership structure, trustee qualifications, and risk oversight.

Share Repurchase Program (p. 99)

Please include the first paragraph of this section in cover page disclosure, as well as summary and complete risk disclosure.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel